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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              USA DETERGENTS, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                              US ACQUISITION CORP.
                           CHURCH & DWIGHT CO., INC.
                       (NAME OF FILING PERSONS (OFFEROR))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  902938 10 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                MARK A. BILAWSKY
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                           CHURCH & DWIGHT CO., INC.
                           469 NORTH HARRISON STREET
                        PRINCETON, NEW JERSEY 08543-5297
                                 (609) 683-5900
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             RONALD S. BEARD, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                                  4 PARK PLAZA
                            IRVINE, CALIFORNIA 92614
                                 (949) 451-3800

                           CALCULATION OF FILING FEE

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            TRANSACTION VALUATION*                            AMOUNT OF FILING FEE
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
                  $91,801,979                                      $18,360.40
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

 * Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes (1) the purchase of all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of USA Detergents, Inc. (less the 2,142,857 Shares already owned by Church & Dwight Co., Inc.) at a price per Share of $7.00 in cash and (2) the cash-out of all options to purchase Shares with exercise prices less than $7.00 per Share at a cash-out price equal to the difference between $7.00 and the applicable exercise price. As of March 30, 2001, based on information provided by USA Detergents, Inc., there were approximately (a) 14,192,776 Shares issued and outstanding and (b) 1,956,246 options to purchase Shares issued and outstanding with exercise prices less than $7.00 per Share (representing an aggregate cash-out price of approximately $7,452,546). The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the total value of (x) the Shares proposed to be acquired and (y) the options to be cashed-out.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:                        Filing Party:
Form or Registration No.:                      Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[X] third party tender offer                   [X] going-private transaction
   subject to Rule 14d-1                          subject to Rule 13e-3

[ ] issuer tender offer                        [X] amendment to Schedule 13D
 subject to Rule 13e-4                            under Rule 13d-2

[ ] Check the following box if the filing is a final amendment reporting the results of the tender offer.

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

---------------------                                          -----------------
CUSIP NO. 902938 10 9                    13D                   PAGE 2 OF 5 PAGES
---------------------                                          -----------------

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1     NAME OF REPORTING PERSON                         Church & Dwight Co., Inc.

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               13-4996950
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2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                   (a)   [ ]
                                                                       (b)   [x]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

          WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                   [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                              7    SOLE VOTING POWER

                                   2,142,857 shares
          NUMBER OF        -----------------------------------------------------
           SHARES             8    SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                0 shares
             EACH          -----------------------------------------------------
       REPORTING PERSON       9    SOLE DISPOSITIVE POWER
             WITH
                                   2,142,857 shares
                           -----------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   0 shares
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON

       2,142,857 shares
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
       EXCLUDES CERTAIN SHARES*                                              [ ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       15%
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14     TYPE OF REPORTING PERSON*

       CO
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

         This Tender Offer Statement on Schedule TO is filed by Church & Dwight Co., Inc., a Delaware corporation ("Parent"), and US Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser"). This statement relates to the tender offer (the "Offer") by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 (the "Shares"), of USA Detergents, Inc., a Delaware corporation (the "Company"), at a price of $7.00 per Share net to the seller in cash, less any required withholding of taxes and without the payment of any interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 12, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

ITEMS 1 THROUGH 11.

         As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer to Purchase (including Schedules I and II), attached, is incorporated herein by reference.

ITEM 12. EXHIBITS.

         (a)(1)(i)    Offer to Purchase, dated April 12, 2001.

         (a)(1)(ii)   Letter of Transmittal, dated April 12, 2001.

         (a)(1)(iii)  Notice of Guaranteed Delivery, dated April 12, 2001.

         (a)(2)       Not applicable.

         (a)(3)       See (a)(1)(i) above.

         (a)(4)       Not applicable.

         (a)(5)(i) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 12, 2001.

         (a)(5)(ii)   Letter to Clients, dated April 12, 2001.

         (a)(5)(iii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(5)(iv) Press release issued by Parent and the Company on April 2, 2001 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 3, 2001).

         (a)(5)(v) Summary Advertisement, as published in the Wall Street Journal on April 12, 2001.

         (b)          Commitment Letter from Chase Manhattan Bank, dated
                      March 30, 2001.

         (c) Fairness Opinion of PricewaterhouseCoopers Securities, dated March 30, 2001 (incorporated by reference to the Offer to Purchase, Appendix A, attached herein as Exhibit
                      (a)(1)(i)).

         (d)(1) Agreement and Plan of Merger, dated as of March 30, 2001, by and among Parent, Purchaser and the Company (incorporated by reference to the Offer to Purchase Appendix B, attached herein as Exhibit (a)(1)(i)).

         (d)(2) Amendment No. 1 to Agreement and Plan of Merger, dated as of April 10, 2001, by and among Parent, Purchaser and the Company (incorporated by reference to the Offer to Purchase, Appendix B, attached herein as Exhibit
                      (a)(1)(i)).

         (d)(3) Limited Liability Company Operating Agreement of Armus, LLC, dated as of June 14, 2000, between Parent and the Company (incorporated herein by reference to Parent's Quarterly Report on Form 10-Q, filed on August 14, 2000).

         (d)(4) Stock Purchase Agreement, dated as of June 14, 2000, among the Company, Parent and Frederick R. Adler (incorporated herein by reference to Parent's Quarterly Report on Form 10-Q, filed on August 14, 2000).

         (d)(5) Put and Call Agreement, dated as of June 14, 2000, between Frederick R. Adler and Parent (incorporated herein by reference to Schedule 13D, filed on June 21, 2000, of Frederick R. Adler).

         (d)(6) Registration Rights Agreement, dated as of June 14, 2000, among Frederick R. Adler, the Company and Parent (incorporated by reference to Amendment No. 1 to Schedule 13D, filed on February 21, 2001, of Parent).

         (d)(7) Voting Agreement, dated as of June 14, 2000, among certain Company stockholders, the Company and Parent (incorporated by reference to Amendment No. 1 to Schedule 13D, filed on February 21, 2001, of Parent).

         (e)          Not required.

         (f) Section 262 of the Delaware General Corporation Law, Last Amended by Ch. 339, L. '98, eff. 7-1-98 (incorporated by reference to the Offer to Purchase, Schedule II, attached herein as Exhibit (a)(1)(i)).

         (g)          Not applicable.

         (h)          Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         As permitted by General Instruction F to Schedule TO and General Instruction F to Schedule 13E-3, the information set forth in the entire Offer to Purchase (including Schedules I and II), attached, is incorporated herein by reference.

         Item 16 of Schedule 13E-3 requires that the documents specified in Items 1016(c) and (f) be filed as exhibits to the Schedule TO. The documents specified in Items 1016(c) and (f) are included in the index under Item 12 above as Exhibits (c) and (f) and are incorporated herein by reference.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              US ACQUISITION CORP.


                                              By: /s/ ROBERT A. DAVIES, III
                                                  ------------------------------
                                                  Name: Robert A. Davies, III
                                                  Title: Chief Executive Officer


                                              CHURCH & DWIGHT CO., INC.


                                              By: /s/ MARK A. BILAWSKY
                                                  ------------------------------
                                                  Name: Mark A. Bilawsky
                                                  Title: Vice President, General
                                                         Counsel and Secretary


Dated: April 12, 2001

                                  EXHIBIT INDEX

         EXHIBIT
         NUMBER                   DESCRIPTION
         -------                  -----------

         (a)(1)(i)    Offer to Purchase, dated April 12, 2001.

         (a)(1)(ii)   Letter of Transmittal, dated April 12, 2001.

         (a)(1)(iii)  Notice of Guaranteed Delivery, dated April 12, 2001.

         (a)(2)       Not applicable.

         (a)(3)       See (a)(1)(i) above.

         (a)(4)       Not applicable.

         (a)(5)(i) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 12, 2001.

         (a)(5)(ii)   Letter to Clients, dated April 12, 2001.

         (a)(5)(iii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(5)(iv) Press release issued by Parent and the Company on April 2, 2001 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 3, 2001).

         (a)(5)(v) Summary Advertisement, as published in the Wall Street Journal on April 12, 2001.

         (b)          Commitment Letter from Chase Manhattan Bank, dated
                      March 30, 2001.

         (c) Fairness Opinion of PricewaterhouseCoopers Securities, dated March 30, 2001 (incorporated by reference to the Offer to Purchase, Appendix A, attached herein as Exhibit
                      (a)(1)(i)).

         (d)(1) Agreement and Plan of Merger, dated as of March 30, 2001, by and among Parent, Purchaser and the Company (incorporated by reference to the Offer to Purchase Appendix B, attached herein as Exhibit (a)(1)(i)).

         (d)(2) Amendment No. 1 to Agreement and Plan of Merger, dated as of April 10, 2001, by and among Parent, Purchaser and the Company (incorporated by reference to the Offer to Purchase, Appendix B, attached herein as Exhibit
                      (a)(1)(i)).

         (d)(3) Limited Liability Company Operating Agreement of Armus, LLC, dated as of June 14, 2000, between Parent and the Company (incorporated herein by reference to Parent's Quarterly Report on Form 10-Q, filed on August 14, 2000).

         (d)(4) Stock Purchase Agreement, dated as of June 14, 2000, among the Company, Parent and Frederick R. Adler (incorporated herein by reference to Parent's Quarterly Report on Form 10-Q, filed on August 14, 2000).

         (d)(5) Put and Call Agreement, dated as of June 14, 2000, between Frederick R. Adler and Parent (incorporated herein by reference to Schedule 13D, filed on June 21, 2000, of Frederick R. Adler).

         (d)(6) Registration Rights Agreement, dated as of June 14, 2000, among Frederick R. Adler, the Company and Parent (incorporated by reference to Amendment No. 1 to Schedule 13D, filed on February 21, 2001, of Parent).

         (d)(7) Voting Agreement, dated as of June 14, 2000, among certain Company stockholders, the Company and Parent (incorporated by reference to Amendment No. 1 to Schedule 13D, filed on February 21, 2001, of Parent).

         (e)          Not required.

         (f) Section 262 of the Delaware General Corporation Law, Last Amended by Ch. 339, L. '98, eff. 7-1-98 (incorporated by reference to the Offer to Purchase, Schedule II, attached herein as Exhibit (a)(1)(i)).

         (g)          Not applicable.

         (h)          Not applicable.